FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of February 2010.

SOMPO JAPAN INSURANCE INC.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Summary of Consolidated Financial Results for the nine months ended December 31, 2009

2.	[English Summary]

Quarterly Securities Report for the three months ended December 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOMPO JAPAN INSURANCE INC.
Date: February 17, 2010

	By:	/S/ SHIMPEI AIDA
Shimpei Aida
Manager of Corporate Planning Department

[English Translation]

Summary of Consolidated Financial Results for the nine months ended December 31, 2009

UNOFFICIAL TRANSLATION The official press release document is in Japanese.

February 12, 2010

SOMPO JAPAN INSURANCE INC.

Summary of Consolidated Financial Results for the nine months ended December 31, 2009

Company Name:	SOMPO JAPAN INSURANCE INC. (“Sompo Japan”)
Listed on:	Tokyo, Osaka, Nagoya, Sapporo, and Fukuoka Stock Exchange
Stock Code Number:	8755
URL:	http://www.sompo-japan.co.jp/
Representative Director:	Masatoshi Sato, President & CEO
Contact:	Hiroyuki Akiho, Manager, Accounting Department
Scheduled date to file Quarterly Securities Report: February 12, 2010

1. Consolidated Financial Results for the nine months ended December 31, 2009

(April 1 to December 31, 2009)

(1) Consolidated Results of Operations      Note) Any amounts less than one million yen are rounded down, unless otherwise noted.

	Ordinary income		Ordinary profit		Net income
	millions of yen	%	millions of yen	%	millions of yen	%
Nine months ended December 31, 2009	1,353,038	0.4	26,387	——	21,401	——
Nine months ended December 31, 2008	1,347,080	——	(3,213)	——	(594)	——

Note) The percentages are changes from corresponding period of previous fiscal year.

	Net income per share	Diluted net income per share
	yen	yen
Nine months ended December 31, 2009	21.73	21.72
Nine months ended December 31, 2008	(0.60)	——

(2) Consolidated Financial Conditions

	Total assets	Total net assets	Equity ratio	Total net assets per share
	millions of yen	millions of yen	%	yen
As of December 31, 2009	6,091,817	748,588	12.2	756.75
As of March 31, 2009	5,913,379	594,946	10.0	602.30

Reference) Equity capital:	As of December 31, 2009 : 745,123 million yen
As of March 31, 2009 : 593,000 million yen

2. Dividends

	Dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Fiscal year ended March 31, 2009	—	—	—	20.00	20.00
Fiscal year ending March 31, 2010	—	—	—	——	——
Fiscal year ending March 31, 2010 (Forecast)	——	——	——	20.00	20.00

Note) Revision to the forecasts for dividends during the third quarter    : None

3. Consolidated Forecasts for the fiscal year ending March 31, 2010 (April 1, 2009 to March 31, 2010)

	Ordinary income		Ordinary profit		Net income		Net income per share
	millions of yen	%	millions of yen	%	millions of yen	%	yen
Fiscal year ending March 31, 2010	1,820,000	2.9	46,000	——	32,000	——	32.49

Notes) 1. Revision to the forecasts for the fiscal year during the third quarter    : None

   2. The percentages are changes from corresponding period of previous fiscal year.

4. Others

(1)	Changes in significant subsidiaries during the period (changes in specified subsidiaries resulting in the change in the scope of consolidation): None

(2)	Adoption of simplified accounting methods or accounting methods used specifically for the quarterly consolidated financial statements: Yes

Note) Please refer to “4. Others” in Qualitative Information and Financial Statements on next page for details.

(3)	Changes in accounting policies, procedures and methods of presentation for preparing the quarterly consolidated financial statements during the period:

 Changes due to revisions to accounting standards	: None
‚ Changes due to other reasons	: None

(4)	Number of shares outstanding (Common stock):

 Total shares outstanding including treasury stock:

As of December 31, 2009	: 987,733,424 shares
As of March 31, 2009	: 987,733,424 shares

‚ Treasury stock:

As of December 31, 2009	: 3,109,910 shares
As of March 31, 2009	: 3,188,703 shares

ƒ Average number of shares outstanding:

For the nine months ended December 31, 2009	: 984,627,680 shares
For the nine months ended December 31, 2008	: 984,541,645 shares

(Note for using forecasted information etc.)

The forecasts included in this document are based on the currently available information and certain assumptions that we believe reasonable. Accordingly, the actual results may differ materially from those projected herein depending on various factors.

Qualitative Information and Financial Statements

1. Qualitative Information related to the Consolidated Results of Operations

Underwriting income was 1,277.2 billion yen, investment income was 68.6 billion yen and other ordinary income was 7.1 billion yen. In total, ordinary income was 1,353.0 billion yen.

Underwriting expenses were 1,075.3 billion yen, investment expenses were 25.8 billion yen, operating, general and administrative expenses were 216.4 billion yen and other ordinary expenses were 8.9 billion yen. In total, ordinary expenses were 1,326.6 billion yen.

As a result, ordinary profit for nine months ended December 31, 2009 increased by 29.6 billion yen to 26.3 billion yen, compared with the same period in 2008. Net income for nine months ended December 31, 2009 increased by 21.9 billion yen to 21.4 billion yen, compared with the same period in 2008.

2. Qualitative Information related to the Consolidated Financial Conditions

Total assets as of December 31, 2009 increased by 178.4 billion yen from March 31, 2009 to 6,091.8 billion yen, due to the increase in securities by the rise of stock prices and the issue of subordinated debt.

Total net assets as of December 31, 2009 increased by 153.6 billion yen from March 31, 2009 to 748.5 billion yen, due to the increase in unrealized gains on securities available for sale by the increase in unrealized gains on stocks.

3. Qualitative Information related to the Consolidated Forecasts

There is no change on the forecasts for the fiscal year ending March 31, 2010 at present as disclosed on November 19, 2009.

4. Others

(1)	Changes in significant subsidiaries during the period (changes in specified subsidiaries resulting in the change in the scope of consolidation): None

(2)	Adoption of simplified accounting methods or accounting methods used specifically for the quarterly consolidated financial statements:

Income taxes are calculated by applying a reasonably estimated effective tax rate to income before income taxes. The estimated effective tax rate is determined by estimating the effective tax rate after applying deferred tax accounting for the fiscal year, including the third quarter of this fiscal year. When it is remarkably unreasonable to adopt this accounting method, income taxes are calculated by the statutory effective tax rate.

(3)	Changes in accounting policies, procedures and methods of presentation for preparing the quarterly consolidated financial statements during the period: None

5. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

		(Millions of yen)
	As of December 31, 2009	As of March 31, 2009
Assets:
Cash and deposits	116,210	151,781
Call loans	66,400	73,600
Receivables under resale agreements	89,981	81,978
Monetary receivables bought	35,783	40,160
Money trusts	10,539	9,715
Securities	4,457,369	4,125,568
Loans	499,168	517,894
Tangible fixed assets	215,411	219,047
Intangible fixed assets	26,831	26,456
Other assets	422,701	434,189
Deferred tax assets	168,350	249,507
Allowance for possible loan losses	(16,930)	(16,520)

Total assets	6,091,817	5,913,379

Liabilities:
Underwriting funds:	4,926,383	4,998,577
Reserve for outstanding losses and claims	757,016	818,052
Underwriting reserves	4,169,366	4,180,524
Bonds	128,000	—
Other liabilities	192,381	199,019
Reserve for retirement benefits	79,964	99,342
Reserve for retirement benefits to directors	82	31
Reserve for bonus payments	4,945	14,679
Reserve for price fluctuation	10,878	6,487
Deferred tax liabilities	593	295

Total liabilities	5,343,229	5,318,432

Net assets:
Shareholders’ equity:
Common stock	70,000	70,000
Capital surplus	24,229	24,229
Retained earnings	320,588	320,381
Treasury stock	(2,740)	(2,839)

Total shareholders’ equity	412,077	411,771

Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	356,669	207,503
Foreign currency translation adjustments	(23,623)	(26,274)

Total valuation and translation adjustments	333,045	181,228

Stock acquisition rights	1,302	984
Non-controlling interests	2,161	962

Total net assets	748,588	594,946

Total liabilities and net assets	6,091,817	5,913,379

(2) Quarterly Consolidated Statements of Income

		(Millions of yen)
	Nine months ended December 31, 2008 (April 1 to December 31, 2008)	Nine months ended December 31, 2009 (April 1 to December 31, 2009)
Ordinary income:	1,347,080	1,353,038
Underwriting income:	1,246,881	1,277,248
Net premiums written	1,004,442	973,918
Deposits of premiums by policyholders	111,753	87,194
Interest and dividend income on deposits of premiums, etc.	34,292	31,706
Life insurance premiums written	90,029	90,433
Reversal of reserve for outstanding losses and claims	6,004	67,628
Reversal of underwriting reserves	—	24,854
Investment income:	93,768	68,677
Interest and dividend income	95,528	82,482
Investment gains on money trusts	—	0
Investment gains on trading securities	41	126
Realized gains on sales of securities	15,992	13,639
Transfer of interest and dividend income on deposits of premiums, etc.	(34,292)	(31,706)
Other ordinary income	6,430	7,112
Ordinary expenses:	1,350,294	1,326,651
Underwriting expenses:	1,021,307	1,075,329
Net claims paid	600,682	660,328
Loss adjustment expenses	57,463	59,045
Net commissions and brokerage fees	175,764	176,933
Maturity refunds to policyholders	151,628	139,194
Life insurance claims paid	29,853	32,356
Provision for underwriting reserves	855	—
Investment expenses:	107,200	25,898
Investment losses on money trusts	10,606	1,130
Realized losses on sales of securities	1,343	5,554
Impairment losses on securities	82,495	7,360
Operating, general and administrative expenses	220,537	216,463
Other ordinary expenses:	1,248	8,959
Interest paid	92	4,286

Ordinary profit (loss)	(3,213)	26,387

Extraordinary gains:	33,043	15,870
Reversal of price fluctuation reserve	32,431	—
Others	612	15,870
Extraordinary losses:	653	5,028
Provision for price fluctuation reserve	—	4,383
Others	653	645

Income before income taxes and non-controlling interests	29,176	37,229

Income taxes and deferred income taxes	29,835	16,166
Non-controlling interests	(64)	(338)

Net income (loss)	(594)	21,401

(3) Notes on Going-Concern Assumption

None.

(4) Notes for Material Changes in Shareholders’ Equity

None.

6. Other Information

Key Figures of the Consolidated and Non-consolidated Results of Operations

										(Millions of yen)
	Nine months ended December 31, 2008 (April 1 to December 31, 2008)					Nine months ended December 31, 2009 (April 1 to December 31, 2009)
	Consolidated		Non-consolidated		Consolidated/ Non-consolidated balance	Consolidated		Non-consolidated		Consolidated/ Non-consolidated balance
	Amount	Rate of change	Amount	Rate of change		Amount	Rate of change	Amount	Rate of change
		%		%			%		%
Ordinary income	1,347,080	(5.4)	1,245,695	(2.9)	101,385	1,353,038	0.4	1,246,139	0.0	106,899
Net premiums written	1,004,442	(3.3)	986,779	(3.3)	17,662	973,918	(3.0)	951,167	(3.6)	22,750
Ordinary profit	(3,213)	(104.0)	(11,887)	(118.0)	8,674	26,387	—	27,989	—	(1,601)
Net income	(594)	(101.2)	(6,646)	(116.1)	6,052	21,401	—	24,152	—	(2,750)
Consolidated/ Non-consolidated ratio					—					0.89

Notes)	1.	“Consolidated/Non-consolidated balance” represents the difference between consolidated amounts and non-consolidated amounts.
2. 3.

“Consolidated/Non-consolidated ratio” represents the proportion of consolidated amounts to non-consolidated amounts.

Consolidated/non-consolidated ratio for nine months ended December 31, 2008 is not shown due to net loss on the non-consolidated basis.

(Consolidated) Summary of Results of Operations

				(Millions of yen)
	Nine months ended December 31, 2008 (April 1 to December 31, 2008)	Nine months ended December 31, 2009 (April 1 to December 31, 2009)	Increase (decrease)	Rate of change
				%
Ordinary income and expenses:
Underwriting income:	1,246,881	1,277,248	30,366	2.4
Net premiums written	1,004,442	973,918	(30,523)	(3.0)
Deposits of premiums by policyholders	111,753	87,194	(24,559)	(22.0)
Life insurance premiums written	90,029	90,433	403	0.4
Underwriting expenses:	1,021,307	1,075,329	54,021	5.3
Net claims paid	600,682	660,328	59,646	9.9
Loss adjustment expenses	57,463	59,045	1,582	2.8
Net commissions and brokerage fees	175,764	176,933	1,169	0.7
Maturity refunds to policyholders	151,628	139,194	(12,433)	(8.2)
Life insurance claims paid	29,853	32,356	2,502	8.4
Investment income:	93,768	68,677	(25,090)	(26.8)
Interest and dividend income	95,528	82,482	(13,045)	(13.7)
Realized gains on sales of securities	15,992	13,639	(2,353)	(14.7)
Investment expenses:	107,200	25,898	(81,301)	(75.8)
Realized losses on sales of securities	1,343	5,554	4,210	313.5
Impairment losses on securities	82,495	7,360	(75,135)	(91.1)
Operating, general and administrative expenses	220,537	216,463	(4,073)	(1.8)
Other ordinary income and expenses	5,181	(1,846)	(7,027)	(135.6)

Ordinary profit (loss)	(3,213)	26,387	29,601	—

Extraordinary gains and losses:
Extraordinary gains	33,043	15,870	(17,172)	(52.0)
Extraordinary losses	653	5,028	4,375	669.7

Net extraordinary gains	32,390	10,841	(21,548)	(66.5)

Income before income taxes and non-controlling interests	29,176	37,229	8,052	27.6

Income taxes and deferred income taxes	29,835	16,166	(13,669)	(45.8)
Non-controlling interests	(64)	(338)	(273)	—

Net income (loss)	(594)	21,401	21,996	—

(Consolidated) Premiums Written and Claims Paid by Lines of Business

Direct premiums written (including deposits of premiums by policyholders)

	(Millions of yen)
	Nine months ended December 31, 2008 (April 1 to December 31, 2008)			Nine months ended December 31, 2009 (April 1 to December 31, 2009)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
		%	%		%	%
Fire and allied insurance	173,405	14.6	0.6	172,105	15.3	(0.7)
Marine insurance	35,965	3.0	1.2	27,842	2.5	(22.6)
Personal accident insurance	187,650	15.8	7.2	164,218	14.6	(12.5)
Voluntary automobile insurance	499,724	42.2	(0.6)	491,689	43.6	(1.6)
Compulsory automobile liability insurance	148,033	12.5	(18.9)	132,457	11.8	(10.5)
Others	139,358	11.8	(0.1)	138,198	12.3	(0.8)

Total	1,184,136	100.0	(1.9)	1,126,512	100.0	(4.9)

Deposits of premiums by policyholders	111,753	9.4	9.7	87,194	7.7	(22.0)
Net premiums written

	(Millions of yen)
	Nine months ended December 31, 2008 (April 1 to December 31, 2008)			Nine months ended December 31, 2009 (April 1 to December 31, 2009)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
		%	%		%	%
Fire and allied insurance	112,524	11.2	2.5	111,380	11.4	(1.0)
Marine insurance	28,853	2.9	(1.2)	22,078	2.3	(23.5)
Personal accident insurance	97,771	9.7	(1.1)	97,865	10.0	0.1
Voluntary automobile insurance	497,938	49.6	(0.5)	491,948	50.5	(1.2)
Compulsory automobile liability insurance	140,158	14.0	(18.7)	123,293	12.7	(12.0)
Others	127,195	12.7	(0.5)	127,350	13.1	0.1

Total	1,004,442	100.0	(3.3)	973,918	100.0	(3.0)

Net claims paid

	(Millions of yen)
	Nine months ended December 31, 2008 (April 1 to December 31, 2008)			Nine months ended December 31, 2009 (April 1 to December 31, 2009)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
		%	%		%	%
Fire and allied insurance	42,961	7.2	(4.7)	47,959	7.3	11.6
Marine insurance	12,562	2.1	(2.1)	11,873	1.8	(5.5)
Personal accident insurance	50,444	8.4	14.9	51,366	7.8	1.8
Voluntary automobile insurance	305,492	50.9	0.5	302,708	45.8	(0.9)
Compulsory automobile liability insurance	121,983	20.3	0.5	117,942	17.9	(3.3)
Others	67,237	11.2	(6.9)	128,477	19.5	91.1

Total	600,682	100.0	0.2	660,328	100.0	9.9

Note to the above three tables:

The above figures represent amounts after offsetting internal transactions among consolidated segments.

(Consolidated) Life Insurance Business

Life insurance premiums

(Millions of yen)

	Nine months ended December 31, 2008 (April 1 to December 31, 2008)		Nine months ended December 31, 2009 (April 1 to December 31, 2009)
	Amount	Rate of change	Amount	Rate of change
		%		%
Life insurance premiums	90,029	(24.3)	90,433	0.4

Note) The above figures represent amounts after offsetting internal transactions among consolidated segments.

Total amount of policies in force

			(Millions of yen)

	As of December 31, 2009		As of March 31, 2009
	Amount	Rate of change	Amount
		%
Individual insurance	10,926,460	6.6	10,254,286
Individual annuities	80,163	(1.6)	81,435
Group insurance	1,847,574	(9.2)	2,033,965
Group annuities	—	—	—

Notes)

1.	The above figures represent amounts before offsetting internal transactions among consolidated segments.
2.	Amount of “Individual annuities” represents the sum of annuity fund at the beginning of annuity payment of contracts before the beginning of annuity payment and underwriting reserves for the contracts after the beginning of annuity payment.

Total amount of new business

				(Millions of yen)

	Nine months ended December 31, 2008 (April 1 to December 31, 2008)			Nine months ended December 31, 2009 (April 1 to December 31, 2009)
	Net increase by new business and conversion	New business	Net increase by conversion	Net increase by new business and conversion	New business	Net increase by conversion
Individual insurance	1,242,153	1,242,153	—	1,622,960	1,622,960	—
Individual annuities	1,588	1,588	—	1,536	1,536	—
Group insurance	7,025	7,025	—	43,504	43,504	—
Group annuities	—	—	—	—	—	—

Notes)

1.	The above figures represent amounts before offsetting internal transactions among consolidated segments.
2.	Amount of “Net increase by new business and conversion” for “Individual annuities” represents annuity fund at the beginning of annuity payment.

Annualized premiums of new business (individual insurance and individual annuities)

(Millions of yen)

	Nine months ended December 31, 2008 (April 1 to December 31, 2008)		Nine months ended December 31, 2009 (April 1 to December 31, 2009)
	Amount	Rate of change	Amount	Rate of change
		%		%
Annualized premiums of new business	16,119	19.6	17,967	11.5

Note) The above figures represent amounts before offsetting internal transactions among consolidated segments.

(Consolidated) Securities

1. Bonds held to maturity (which have readily determinable fair value)

	(Millions of yen)
	As of December 31, 2009			As of March 31, 2009
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Domestic bonds	761,593	784,047	22,453	737,681	755,445	17,764
Foreign securities	100,774	100,620	(153)	96,266	92,599	(3,666)

Total	862,367	884,667	22,299	833,948	848,045	14,097

2. Securities available for sale (which have readily determinable fair value)

	(Millions of yen)
	As of December 31, 2009			As of March 31, 2009
	Cost	Carrying amount on balance sheet	Unrealized gains (losses)	Cost	Carrying amount on balance sheet	Unrealized gains (losses)
Domestic bonds	1,605,292	1,646,939	41,646	1,522,020	1,548,938	26,917
Domestic stocks	504,231	1,029,550	525,318	532,137	871,127	338,990
Foreign securities	721,625	705,061	(16,563)	695,264	654,768	(40,495)
Others	76,804	80,569	3,764	79,708	79,991	282

Total	2,907,953	3,462,120	554,166	2,829,131	3,154,825	325,694

Notes)

As of December 31, 2009		As of March 31, 2009
1.	Beneficial interests in the loan trusts, which are classified as monetary receivables bought in the quarterly consolidated balance sheet, are included in “Others” above.	1.	Beneficial interests in the loan trusts, which are classified as monetary receivables bought in the consolidated balance sheet, are included in “Others” above.

2.	Impairment losses on securities available for sale amount to 7,168 million yen. Of this amount, impairment losses on beneficial interests in the loan trusts, which are classified as other investment expenses in the quarterly consolidated statement of income, amount to 29 million yen. Sompo Japan and its domestic consolidated subsidiaries recognize impairment losses on securities available for sale if fair value is declined by 30% or more of their cost at the end of the third quarter.	2.

Impairment losses on securities available for sale amount to 71,487 million yen.

Sompo Japan and its domestic consolidated subsidiaries recognize impairment losses on securities available for sale if fair value is declined by 30% or more of their cost at the end of the fiscal year.

(Consolidated) Derivatives

	(Millions of yen)
		As of December 31, 2009				As of March 31, 2009
Type	Transaction	Notional amount		Fair value	Unrealized gains (losses)	Notional amount		Fair value	Unrealized gains (losses)
Currency derivatives	Forward foreign exchange:
	Short	172,408		176,657	(4,248)	144,452		154,584	(10,131)
	Long	28,253		29,172	919	46,949		48,395	1,445
Equity derivatives	Equity index futures:
	Short	28,504		29,512	(1,008)	—		—	—
Others	Credit derivatives:
	Long	5,000				5,000
		235	*	509	274	235	*	785	550
	Weather derivatives:
	Short	615				308
		16	*	18	(2)	14	*	17	(3)
	Long	217				30
		0	*	6	6	—	*	—	—
	Earthquake derivatives:
	Short	3,450				4,150
		101	*	10	90	129	*	0	129
	Long	3,096				3,726
		307	*	138	(168)	388	*	238	(149)
	Other forward:
	Long	294		306	11	742		765	22

Total					(4,125)				(8,137)

Notes)

1.	Derivative transactions to which hedge accounting is applied are excluded.
2.	Amounts with an asterisk (*) represent the amount of the option premiums booked in the quarterly consolidated balance sheet or the consolidated balance sheet as of each balance sheet date.

(Non-consolidated) Summary of Results of Operations

			(Millions of yen)

	Nine months ended December 31, 2008 (April 1 to December 31, 2008)	Nine months ended December 31, 2009 (April 1 to December 31, 2009)	Increase (decrease)	Rate of change
				%
Direct premiums written (including deposits of premiums by policyholders)	1,151,312	1,089,326	(61,986)	(5.4)
Direct premiums written	1,039,558	1,002,501	(37,056)	(3.6)
Ordinary income and expenses:
Underwriting income:	1,164,664	1,191,885	27,221	2.3
Net premiums written	986,779	951,167	(35,611)	(3.6)
Deposits of premiums by policyholders	111,753	86,824	(24,929)	(22.3)
Underwriting expenses:	969,337	1,011,802	42,464	4.4
Net claims paid	592,173	647,426	55,253	9.3
Loss adjustment expenses	56,637	57,887	1,249	2.2
Net commissions and brokerage fees	163,876	160,338	(3,537)	(2.2)
Maturity refunds to policyholders	151,628	138,682	(12,945)	(8.5)
Investment income:	76,247	49,818	(26,429)	(34.7)
Interest and dividend income	79,060	66,092	(12,967)	(16.4)
Realized gains on sales of securities	15,256	12,538	(2,717)	(17.8)
Investment expenses:	103,996	25,018	(78,977)	(75.9)
Realized losses on sales of securities	1,155	5,528	4,372	378.5
Impairment losses on securities	81,324	6,642	(74,681)	(91.8)
Operating, general and administrative expenses	182,519	173,990	(8,528)	(4.7)
Operating, general and administrative expenses related to underwriting	171,925	165,097	(6,827)	(4.0)
Other ordinary income and expenses	3,054	(2,903)	(5,957)	(195.1)

Ordinary profit (loss)	(11,887)	27,989	39,876	—
Underwriting profit	20,919	13,125	(7,793)	(37.3)

Extraordinary gains and losses:
Extraordinary gains	32,888	15,857	(17,031)	(51.8)
Extraordinary losses	620	4,909	4,289	691.7

Net extraordinary gains	32,268	10,947	(21,321)	(66.1)

Income before income taxes	20,381	38,936	18,555	91.0

Income taxes and deferred income taxes	27,028	14,784	(12,243)	(45.3)

Net income (loss)	(6,646)	24,152	30,799	—

Ratios:
Net loss ratio	65.8%	74.2%	8.4%
Net expense ratio	34.0	34.2	0.2
Underwriting result ratio	0.2	(8.4)	(8.6)

Notes)

1.	Underwriting profit = Underwriting income - (Underwriting expenses + Operating, general and administrative expenses related to underwriting) ± Other income and expenses

* Other income and expenses include, but not limited to, income tax expenses for compulsory automobile liability insurance.

2.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100
3.	Net expense ratio = (Net commissions and brokerage fees + Operating, general and administrative expenses related to underwriting) / Net premiums written × 100
4.	Underwriting result ratio = (Net premiums written - Net claims paid - Loss adjustment expenses - Operating expenses) / Net premiums written × 100

* Operating expenses = Net commissions and brokerage fees + Operating, general and administrative expenses related to underwriting

(Non-consolidated) Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

				(Millions of yen)

	Nine months ended December 31, 2008 (April 1 to December 31, 2008)			Nine months ended December 31, 2009 (April 1 to December 31, 2009)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
		%	%		%	%
Fire and allied insurance	138,419	13.3	3.1	137,276	13.7	(0.8)
Marine insurance	28,513	2.7	4.6	21,570	2.2	(24.3)
Personal accident insurance	98,688	9.5	(1.1)	97,573	9.7	(1.1)
Voluntary automobile insurance	495,575	47.7	(0.5)	482,910	48.2	(2.6)
Compulsory automobile liability insurance	148,033	14.2	(18.9)	132,319	13.2	(10.6)
Others	130,328	12.5	0.8	130,852	13.1	0.4

Total	1,039,558	100.0	(2.9)	1,002,501	100.0	(3.6)

Deposits of premiums by policyholders	111,753	—	9.7	86,824	—	(22.3)
Net premiums written
				(Millions of yen)

	Nine months ended December 31, 2008 (April 1 to December 31, 2008)			Nine months ended December 31, 2009 (April 1 to December 31, 2009)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
		%	%		%	%
Fire and allied insurance	108,896	11.0	2.3	107,253	11.3	(1.5)
Marine insurance	24,013	2.4	(0.1)	17,924	1.9	(25.4)
Personal accident insurance	97,532	9.9	(1.3)	96,435	10.1	(1.1)
Voluntary automobile insurance	493,976	50.1	(0.5)	483,336	50.8	(2.2)
Compulsory automobile liability insurance	140,158	14.2	(18.7)	123,076	12.9	(12.2)
Others	122,201	12.4	(0.3)	123,141	12.9	0.8

Total	986,779	100.0	(3.3)	951,167	100.0	(3.6)

Net claims paid
				(Millions of yen)

	Nine months ended December 31, 2008 (April 1 to December 31, 2008)			Nine months ended December 31, 2009 (April 1 to December 31, 2009)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
		%	%		%	%
Fire and allied insurance	41,642	(5.7)	39.7	46,329	11.3	44.7
Marine insurance	10,786	1.0	48.2	10,031	(7.0)	60.6
Personal accident insurance	50,338	14.9	56.2	50,541	0.4	57.6
Voluntary automobile insurance	302,872	0.6	68.5	296,905	(2.0)	68.7
Compulsory automobile liability insurance	121,983	0.5	93.9	117,742	(3.5)	104.0
Others	64,550	(6.0)	56.4	125,875	95.0	106.3

Total	592,173	0.4	65.8	647,426	9.3	74.2

Note) Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

[Reference]

(Non-consolidated) Solvency Margin Ratio

		(Millions of yen)

	As of December 31, 2009	As of March 31, 2009
(A) Total Solvency Margin	1,626,474	1,264,786
Capital and funds, etc.	415,583	391,013
Reserve for price fluctuation	10,074	5,779
Contingency reserve	611	611
Catastrophic loss reserve	452,012	446,019
General allowance for possible loan losses	1,187	899
Unrealized gains on securities (before tax effect deductions)	491,517	285,244
Net unrealized gains/losses on real estate	52,384	63,450
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	128,000	—
Deductions	91,768	81,480
Others	166,872	153,248
(B) Total Risks	409,468	404,892

Underwriting risk (R1)	86,165	86,313
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
Guaranteed interest rate risk (R3)	5,545	5,572
Investment risk (R4)	172,152	161,758
Business management risk (R5)	9,330	13,696
Major catastrophe risk (R6)	202,650	202,915
(C) Solvency Margin Ratio [(A) / {(B) × 1/2}] × 100	794.4%	624.7%

Note)

The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). The figures as of December 31, 2009 are partly calculated on the simplified method, for example, some bases for the major catastrophe risk calculation are deemed same as the figures as of September 30, 2009.

< Solvency Margin Ratio >

•

In addition to reserves to cover claims payments and payments for maturity refunds of saving type insurance policies, etc., it is necessary for insurance companies to maintain sufficient solvency in order to cover against risks which may exceed their normal estimates, i.e. the occurrence of major catastrophes, a big decline in value of assets held by insurance companies, etc.

•

Solvency margin ratio (C) above, which is calculated in accordance with the Insurance Business Law, is the ratio of “solvency margin of insurance companies by means of their capital, reserves, etc.” (total solvency margin: (A) above) to “risks which will exceed their normal estimates” (total risks: (B) above).

•	“Risks which will exceed their normal estimates” are composed of risks described below.

<1>	Underwriting risk, underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance: Risks of occurrence of insurance claims in excess of normal estimates (excluding risks relating to major catastrophes).

<2>	Guaranteed interest rate risk: Risks of invested assets failing to yield assumed interest rates due to the aggravation of investment conditions than expected.

<3>	Investment risk: Risks of retained securities and other assets fluctuating in prices in excess of normal estimates.

<4>	Business management risk: Risks beyond normal estimates arising from business management. (That does not fall under other categories.)

<5>	Major catastrophe risk: Risks of the occurrence of major catastrophic losses in excess of normal estimates. (risks such as the Great Kanto Earthquake or Isewan typhoon)

•

“Solvency margin of insurance companies by means of their capital, reserves, etc.” (total solvency margin ) is the sum of total net assets (excluding planned outflows), certain reserves (reserve for price fluctuation and catastrophic loss reserve, etc.) and parts of net unrealized gains/losses on real estate, etc.

•

Solvency margin ratio is one of the indicators for the regulatory authorities to monitor financial soundness of insurance companies. Solvency margin ratio exceeding 200% would indicate adequate capability to meet payments of possible insurance claims.

Exposure to Structured Finance

As of December 31, 2009

February 12, 2010

Summary of Exposure to Structured Finance (Updated as of December 31, 2009)

Structured Finance Exposure in Investment Portfolio <Appendix 1>

Total exposure:

54.0 billion yen -Decreased by 9.6 billion yen since March 31, 2009.

Gains/Losses for the nine months ended December 31, 2009:

0.9 billion yen losses -Impairment losses: 0.0 billion yen, Unrealized losses: 0.9 billion yen.

Financial Guarantee Insurance (Running off, No new business since FY2008) <Appendix 2 to 4>

Total insured amount:

593.8 billion yen (Decreased by 233.7 billion yen since March 31, 2009)

- Net exposure to ABS CDOs: 51.1 billion yen. (Decreased by 27.8 billion yen since March 31, 2009)

Gains/Losses for the nine months ended December 31, 2009:

1.3 billion yen losses

<Appendix 1> Structured Finance Exposure in Our Investment Portfolio

(As of December 31, 2009, Unit: billions of yen, USD/JPY=92.07)

Gains/Losses for the nine months

Categories Outstanding ended December 31, 2009

Balance Gains/Losses Unrealized Total

Charged to P/L Gains/Losses

ABS CDOs (backed by pools of asset backed securities) (*1) 0.0 0.0 0.0 0.0

CDOs Corporate CDOs (backed by pools of single corporate credits) (*2)

CDOs Total 0.0 0.0 0.0 0.0

RMBS (*3)

Global RMBS 2.5 (0.4) (0.4)

Domestic RMBS 30.1 0.0 0.3 0.3

RMBS Total 32.6 0.0 0.0 0.0

CMBS (*4)

Global CMBS 1.6 (0.2) (0.2)

ABS Domestic CMBS 15.7 0.0 (0.5) (0.5)

CMBS Total 17.4 0.0 (0.8) (0.8)

Other ABS

Global ABS 0.6 0.0 0.0

Domestic ABS

Other ABS Total 0.6 0.0 0.0

ABS Total 50.7 0.0 (0.9) (0.9)

Investment in SIV

Leveraged Finance (*5) 3.2

Total—54.0 0.0 (0.9) (0.9)

Reference: Hedge funds (U.S. subprime loans related exposure) 1.3 Net of the long position and the short position

*1 ABS CDOs (backed by pools of asset backed securities): The securities backed by securitized assets such as the RMBS, CDOs and CLOs. Global transactions only (Below BBB).

*2 Corporate CDOs (backed by pools of single corporate credits): The securities backed by assets such as corporate bonds, loans and CDS. Excluding public finance CLO.

*3 RMBS: Asset Backed Securities where underlying assets are residential mortgages (Excluding RMBS issued by government sponsored enterprises). Most of the RMBS are rated investment grade (BBB or above), and 83% are rated AAA. Exposure to U.S. housing related government-sponsored enterprises (GSEs)’s RMBS and Agency Bonds amounted to 56.6 billion yen (Decreased by 3.3 billion yen since March 31, 2009). No impairment losses were recognized for the nine months ended December 31, 2009.

*4 CMBS: Asset-backed securities where underlying assets are commercial mortgage loans.

*5 Leveraged Finance: Finance where funding are provided for corporate mergers and acquisitions, mainly based on cash flows of acquired companies. Domestic transactions only.

- - - - - - - - - - - - - - - - - - -

<Appendix 2> Financial Guarantee Insurance

(As of December 31, 2009, Unit: billions of yen, USD/JPY=92.07)

Gains/Losses

Insured Amount for the nine

Categories Insured months ended

Direct Insurance Treaty Reinsurance Outstanding December 31,

Total Amount Net of

(*3) (*4) Loss Reserve Loss Reserves 2009 (*5)

ABS CDOs (backed by pools of asset backed securities) 123.4 0.6 124.0 72.8 51.1 (1.0)

CDOs Corporate CDOs (backed by pools of single corporate credits) 171.0 4.0 175.1 175.1

CDOs Total 294.5 4.6 299.1 72.8 226.3 (1.0)

RMBS (*1)

Global RMBS 12.2 12.2 0.3 11.9 (0.2)

Domestic RMBS 39.6 39.6 39.6

RMBS Total 39.6 12.2 51.9 0.3 51.6 (0.2)

ABS CMBS

Other ABS

Global ABS (*2) 3.9 29.8 33.8 0.5 33.2 0.0

Domestic ABS 10.9 10.9 10.9

Other ABS Total 14.8 29.8 44.7 0.5 44.2 0.0

ABS Total 54.5 42.1 96.7 0.8 95.8 (0.3)

Public Finance 197.9 197.9 0.0 197.9 0.0

Total 349.0 244.7 593.8 73.7 520.1 (1.3)

*1 93% of RMBS are rated investment grade (BBB or above) including AAA ratings for 78%.

*2 8% of global ABS are U.S. consumer loan related ABS, while others are mainly related to corporate credit (e.g., leasing receivables).

*3 “Direct Insurance” includes facultative reinsurance policies and 10.3 billion yen of Direct Insurance to cover U.S. monoline guaranteed notes.

*4 “Treaty Reinsurance” is a portfolio based reinsurance where certain parts of policies underwritten by an original insurer are ceded automatically to the reinsurer, Sompo Japan, in accordance with the conditions agreed by the original insurer and the reinsurer.

*5 Total amount of 1.3 billion yen losses is comprised of 63.7 billion yen of loss payment (including 47.5 billion yen of lump sum payment for commutation) offset by 66.4 billion yen of reversal of loss reserve and 4.0 billion yen losses of foreign exchange hedge transaction for loss reserve. Financial Guarantee Insurance is not supposed to book mark to market unrealized gains/losses through income statement as it is an insurance policy.

- - - - - - - - - - - - - - - -

<Appendix 3> List of Guarantee for ABS CDOs (Excl. Treaty Reinsurance)

(As of December 31, 2009, Unit: billions of yen, USD/JPY=92.07)

Policy No. Issue Fiscal Insured Subordin Distribution of underlying assets rating Ratio of

Rating (*2) Year Amount ation Below subprime

(*1) AAA AA A BBB Default

(S&P/MDY) Issued (*3) Ratio (*4) BBB RMBS

(*5)

Guarantee for CDO1 AAA/Caa2 2003 9.2 17% 33% 10% 5% 15% 37% 5.5% 0%

AAA/B2 2004 7.9 44%

Guarantee for CDO2 (*6) 32% 40% 0% 8% 20% 16.5% 0%

AAA/B2 2004 10.0 25%

Guarantee for CDO4 (*7) BBB+/B3 2004 11.5 14% 12% 22% 9% 10% 48% 2.7% 9%

Guarantee for CDO5 (*7) CC/Caa2 2005 11.0 14% 1% 11% 6% 5% 78% 8.1% 15%

Guarantee for CDO7 B/C 2006 18.4 8% 5% 19% 28% 12% 36% 0.0% 31%

Guarantee for CDO9 -/Ca 2006 27.6 23% 6% 4% 4% 4% 82% 22.3% 10%

Guarantee for CDO11 B-/Caa1 2004 27.6 18% 1% 17% 20% 16% 46% 15.3% -

Total of ABS CDOs 123.4 17% 8% 16% 12% 9% 56% 8.8% -

Insured Amount Net of Loss Reserves 50.5

*1 Previously listed Guarantee for CDO3, 6, 8, 10 and 12 have been excluded from above as they have been terminated due to the commutation or the full redemption of tranches guaranteed by us.

*2 Issue ratings are as of February 1, 2010. CDO4 and 5 are facultative reinsurance policies, and the issue ratings of which are the ratings for the ceding company’s tranche including those senior class to our tranche.

*3 Insured amount is amount of principal insured, and some policies also insure interest payments. If a principal/interest shortfall occurs, Sompo Japan will become liable for the guarantee obligation.

*4 Sub-ordination Ratio is a ratio of portions subordinated to our guaranteed tranche for the underlying assets. A redemption of senior tranche results in an increase of Sub-ordination Ratio.

*5 Default of underlying assets is determined by the default definition of each transaction through detailed scrutiny and the default amount is determined based on adjustment by recovery.

*6 Guarantee for CDO2 insures different two classes of the same CDO.

*7 CDO4 and 5 are the CDOs with early liquidation structure where the CDO investors have an option to sell all underlying assets to the third party for the settlement of the CDO if the credit rating-adjusted outstanding par amount (defined as the aggregate outstanding par amount less credit rating-based haircuts) falls below a predetermined trigger level. However, possibility of early liquidation of CDO5 has been eliminated.

<Appendix 4> Summary of Guarantee for Corporate CDOs (Excl. Treaty Reinsurance)

The total outstanding of insured corporate CDO (direct underwriting) amounted to 171.0 billion yen as of December 31,2009. As a result of overall scrutiny of the individual contracts, there are no losses expected at this point.

Average residual period of all direct underwritten corporate CDO guarantees is approximately 2.9 years. Approximately 80% of our exposure or 136.0 billion yen is to be redeemed by the end of FY2012.

Each corporate CDO is well diversified with approximately 150 reference corporations. Thus a potential impact by default of one reference company would be limited.

For example, exposures to financial institutions and U.S. automakers (including auto-parts makers) accounts for around 13% and 1%, respectively. We don’t see any concentration to particular sector or corporation.

Issue rating

S&P Rating

BBB+ 16%

A

11% AAA 50%

AA-11% AA

11%

AA+ 1%

(Note) Rating distribution by S&P as of January 31, 2010. For transactions without S&P rating, we applied Moody’s rating instead.

Moody’s Rating

A3 Baa1

1% 16%

A1

11% Aaa 50%

Aa1 22%

(Note) Rating distribution by Moody’s as of January 31, 2010. For transactions without Moody’s rating, we applied S&P’s rating instead.

Run off exposure

(Unit: billions of yen)

450.0 400.0 350.0 300.0 250.0 200.0 150.0 100.0 50.0 0.0

3/31/08 3/31/09 12/31/09 3/31/10 3/31/11 3/31/12 3/31/13 3/31/14 3/31/15 3/31/16 3/31/17

Result Projection

(Note) Estimated future exposure was translated at the exchange rate as of December 31, 2009

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the SOMPO JAPAN INSURANCE INC. (“Sompo Japan”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Sompo Japan in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Sompo Japan to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Sompo Japan in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Annual Securities Reports and Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Effects of intensified competition in the non-life insurance business

(3)	Changes to laws and systems

(4)	Risk of natural disasters

(5)	Occurrence of unpredictable damages

(6)	Reinsurance risk

(7)	Overseas business risk

(8)	Life insurance business risk

(9)	Effects of declining stock price

(10)	Effects of fluctuation in exchange rate

(11)	Effects of fluctuation in interest rate

(12)	Liquidity risk

(13)	Effects of decline in creditworthiness of investment and/or loan counterparties

(14)	Credit rating downgrade

(15)	Litigation risk

(16)	Occurrence of personal information leak

(17)	Risk concerning business integration

(18)	Other risks

[English Summary]

Quarterly Securities Report for the three months ended December 31, 2009

Part 1: Corporate Information

Section 1: Information on the company

1.	Trends in major business indexes

2.	Business overview

3.	Subsidiaries and affiliates

4.	Employees

Section 2: Business Conditions

1.	Insurance operation

2.	Business risks

3.	Significant contracts on management

4.	Financial positions, results of operations, and cash flows

Section 3: Information on the facilities

Section 4: Information of the reporting company

1.	Information on shares

2.	Changes in stock prices

3.	Directors

Section 5: Financial Conditions

1.	Quarterly Consolidated Financial Statements

2.	Others

Part 2: Information on party(ies) providing guaranty to the Reporting Company

Part 1: Corporate Information

Section 1: Information on the company

1. Trends in major business indexes

(Omitted.)

2. Business overview

(Omitted.)

3. Subsidiaries and affiliates

(Omitted.)

4. Employees

(Omitted.)

Section 2: Business Conditions

1. Insurance operation

(Omitted.)

2. Business risks

During the three months ended December 31, 2009 (fiscal third quarter), there were no unusual changes to the Company’s consolidated financial condition, operating performance, or cash flow situation. Material changes (shown below) were made to the disclosure in “Part 1 Corporate Information—Section 2 Business Conditions—4 Business Risks—(17) Business Integration Risk” in the Company’s Annual Business Report for the fiscal year ended March 31, 2009. Statements about the future in that subsection made by the Group speak as of the date of submission (February 12, 2010) of the Company’s Quarterly Business Report for the fiscal third quarter.

(17) Business Integration Risk

The Company and NIPPONKOA Insurance Company, Limited (NIPPONKOA) entered into an agreement to integrate their businesses under a joint holding company to be established via a share exchange. On October 30, 2009, both companies’ Boards of Directors passed resolutions approving the Share Exchange Plan and the Business Integration Agreement (“Final Agreement”), and subsequently entered into the Final Agreement.

The Company received the shareholders’ approval for the Share Exchange Plan at an extraordinary shareholder meeting held on December 22, 2009. NIPPONKOA received the shareholders’ approval for the Share Exchange Plan at an extraordinary shareholder meeting held on December 30, 2009. Subject to regulatory approval(s), the business integration is scheduled to be effected on April 1, 2010.

Both companies are currently preparing for the business integration. Pursuit of the business integration may involve risks including the following risks, which may materially and adversely affect such matters as business operations, operating performance, and financial condition of the Company.

•	The risk that any or all necessary regulatory approval or permission cannot be obtained at all or in a timely manner.

•	The risk that the details of the business integration are changed for any reason.

•	The risk that the business integration does not proceed as planned due to factors such as financial market turmoil and deterioration in global economic conditions.

•	The risk that the expected synergies of the business integration are not achieved.

3. Significant contracts on management

(Omitted.)

4. Financial positions, results of operations, and cash flows

(Omitted.)

Section 3: Information on the facilities

(Omitted.)

Section 4: Information of the reporting company

1. Information on shares

(Omitted.)

2. Changes in stock prices

(Omitted.)

3. Directors

(Omitted.)

Section 5: Financial Conditions

1	Basis of Preparation of the Quarterly Consolidated Financial Statements

SOMPO JAPAN INSURANCE INC. (“Sompo Japan”) prepares its quarterly consolidated financial statements in accordance with the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, 2007) and the “Ordinance for Enforcement of the Insurance Business Law” (Ministry of Finance Ordinance No. 5, 1996) pursuant to the provision of Articles 61 and 82 of the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements.”

The quarterly consolidated financial statements for the nine months ended December 31, 2008 (April 1 to December 31, 2008) are based on the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” and the “Ordinance for Enforcement of the Insurance Business Law” before revision. The quarterly consolidated financial statements for the three months ended December 31, 2009 (October 1 to December 31, 2009) and the nine months ended December 31, 2009 (April 1 to December 31, 2009) are based on the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” and the “Ordinance for Enforcement of the Insurance Business Law” after revision.

2	Results of Operations for the Quarterly Consolidated Accounting Period

Results of operations for the third quarter consolidated accounting period is shown in “2 Others”, since Sompo Japan conducts business defined in the provision of Article 17-15 Paragraph 2 of the “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.”

3	Audit Certification

In accordance with the provision of Article 193-2 Paragraph 1 of the Financial Instruments and Exchange Act, the quarterly consolidated financial statements for the nine months ended December 31, 2008 (April 1 to December 31, 2008), the three months ended December 31, 2009 (October 1 to December 31, 2009) and the nine months ended December 31, 2009 (April 1 to December 31, 2009) have been reviewed by Ernst & Young ShinNihon LLC.

1. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

	(Millions of yen)

	As of December 31, 2009		As of March 31, 2009
Assets:
Cash and deposits		116,210		151,781
Call loans		66,400		73,600
Receivables under resale agreements		89,981		81,978
Monetary receivables bought		35,783		40,160
Money trusts		10,539		9,715
Securities		4,457,369		4,125,568
Loans		499,168		517,894
Tangible fixed assets	*1	215,411	*1	219,047
Intangible fixed assets		26,831		26,456
Other assets		422,701		434,189
Deferred tax assets		168,350		249,507
Allowance for possible loan losses		(16,930)		(16,520)

Total assets		6,091,817		5,913,379

Liabilities:
Underwriting funds:		4,926,383		4,998,577
Reserve for outstanding losses and claims		757,016		818,052
Underwriting reserves		4,169,366		4,180,524
Bonds		128,000		—
Other liabilities		192,381		199,019
Reserve for retirement benefits		79,964		99,342
Reserve for retirement benefits to directors		82		31
Reserve for bonus payments		4,945		14,679
Reserve for price fluctuation		10,878		6,487
Deferred tax liabilities		593		295

Total liabilities		5,343,229		5,318,432

Net assets:
Shareholders’ equity:
Common stock		70,000		70,000
Capital surplus		24,229		24,229
Retained earnings		320,588		320,381
Treasury stock		(2,740)		(2,839)

Total shareholders’ equity		412,077		411,771

Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax		356,669		207,503
Foreign currency translation adjustments		(23,623)		(26,274)

Total valuation and translation adjustments		333,045		181,228

Stock acquisition rights		1,302		984
Non-controlling interests		2,161		962

Total net assets		748,588		594,946

Total liabilities and net assets		6,091,817		5,913,379

(2) Quarterly Consolidated Statements of Income

			(Millions of yen)

	Nine months ended December 31, 2008 (April 1 to December 31, 2008)		Nine months ended December 31, 2009 (April 1 to December 31, 2009)
Ordinary income:		1,347,080		1,353,038
Underwriting income:		1,246,881		1,277,248
Net premiums written		1,004,442		973,918
Deposits of premiums by policyholders		111,753		87,194
Interest and dividend income on deposits of premiums, etc.		34,292		31,706
Life insurance premiums written		90,029		90,433
Reversal of reserve for outstanding losses and claims		6,004		67,628
Reversal of underwriting reserves		—		24,854
Investment income:		93,768		68,677
Interest and dividend income		95,528		82,482
Investment gains on money trusts		—		0
Investment gains on trading securities		41		126
Realized gains on sales of securities		15,992		13,639
Transfer of interest and dividend income on deposits of premiums, etc.		(34,292)		(31,706)
Other ordinary income		6,430		7,112
Ordinary expenses:		1,350,294		1,326,651
Underwriting expenses:		1,021,307		1,075,329
Net claims paid		600,682		660,328
Loss adjustment expenses	*1	57,463	*1	59,045
Net commissions and brokerage fees	*1	175,764	*1	176,933
Maturity refunds to policyholders		151,628		139,194
Life insurance claims paid		29,853		32,356
Provision for underwriting reserves		855		—
Investment expenses:		107,200		25,898
Investment losses on money trusts		10,606		1,130
Realized losses on sales of securities		1,343		5,554
Impairment losses on securities		82,495		7,360
Operating, general and administrative expenses	*1	220,537	*1	216,463
Other ordinary expenses:		1,248		8,959
Interest paid		92		4,286

Ordinary profit (loss)		(3,213)		26,387

Extraordinary gains:		33,043		15,870
Reversal of price fluctuation reserve		32,431		—
Others	*2	612	*2	15,870
Extraordinary losses:		653		5,028
Provision for price fluctuation reserve		—		4,383
Others	*3	653	*3	645

Income before income taxes and non-controlling interests		29,176		37,229

Income taxes and deferred income taxes		29,835		16,166
Non-controlling interests		(64)		(338)

Net income (loss)		(594)		21,401

(3) Quarterly Consolidated Statements of Cash Flows

	(Millions of yen)

	Nine months ended December 31, 2008 (April 1 to December 31, 2008)		Nine months ended December 31, 2009 (April 1 to December 31, 2009)
Cash flows from operating activities:
Income before income taxes		29,176		37,229
Depreciation		7,926		8,545
Amortization of goodwill		1,404		2,033
Increase (decrease) in reserve for outstanding losses and claims		(6,015)		(68,263)
Increase (decrease) in underwriting reserves		(698)		(26,159)
Increase (decrease) in allowance for possible loan losses		170		401
Increase (decrease) in reserve for retirement benefits		4,595		(20,088)
Increase (decrease) in reserve for retirement benefits to directors		(2,477)		21
Increase (decrease) in reserve for bonus payments		(9,497)		(9,847)
Increase (decrease) in reserve for price fluctuation		(32,431)		4,383
Interest and dividend income		(95,528)		(82,482)
Losses (gains) on investment in securities		67,957		1,542
Interest expenses		92		4,286
Foreign exchange losses (gains)		1,164		3,921
Losses (gains) related to tangible fixed assets		172		(211)
Losses (gains) related to loans		37		—
Investment losses (gains) on the equity method		(794)		19
Decrease (increase) in other assets		23,398		3,187
Increase (decrease) in other liabilities		(44,428)		(25,263)
Others		9,317		20,080

Subtotal		(46,458)		(146,661)

Interest and dividend received		96,172		82,349
Interest paid		(94)		(3,593)
Income taxes paid		(71,116)		19,763

Cash flows from operating activities		(21,496)		(48,141)

Cash flows from investing activities:
Net decrease (increase) in deposits		3,105		(19,224)
Purchase of monetary receivables bought		(5,897)		(1,362)
Proceeds from sales and redemption of monetary receivables bought		3,923		3,785
Increase in money trusts		—		(164)
Decrease in money trusts		12,000		3,002
Purchase of securities		(472,880)		(522,072)
Proceeds from sales and redemption of securities		468,601		421,355
Loans made		(118,520)		(102,066)
Collection of loans		98,286		112,350
Others		16,045		(8,169)

Subtotal		4,665		(112,567)

Total of operating activities and investment transactions as above		(16,830)		(160,709)

Acquisition of tangible fixed assets		(6,518)		(4,104)
Proceeds from sales of tangible fixed assets		1,064		1,333
Proceeds related to acquisition of stocks of subsidiaries resulting in changes in the scope of consolidation		—		64

Cash flows from investing activities		(788)		(115,275)

Cash flows from financing activities:
Proceeds from issuance of bonds		—		128,000
Proceeds from issuance of stocks		568		—
Proceeds from sales of treasury stock		168		164
Acquisition of treasury stock		(196)		(66)
Dividends paid		(19,871)		(19,796)
Dividends paid to non-controlling shareholders		(4)		—
Others		(171)		(2,465)

Cash flows from financing activities		(19,505)		105,835

Effect of exchange rate changes on cash and cash equivalents		(1,999)		1,931

Net Increase (decrease) in cash and cash equivalents		(43,790)		(55,649)

Cash and cash equivalents at the beginning of the period		319,998		299,497
Net increase in cash and cash equivalents due to newly consolidated subsidiaries		—		467

Cash and cash equivalents at the end of the period	*1	276,207	*1	244,315

[Changes in significant accounting policies for preparing the quarterly consolidated financial statements]

Nine months ended December 31, 2009 (April 1 to December 31, 2009)
1 Changes in the scope of consolidation

(1)     Changes in the scope of consolidation

Healthcare Frontier Japan Inc. is included in the consolidation from the first quarter of this fiscal year due to the increase in materiality.

Saison Automobile and Fire Insurance Company, Limited, which was formerly an affiliate accounted for under the equity method, is included in the consolidation from the second quarter of this fiscal year as it became Sompo Japan’s subsidiary through additional acquisition of shares. Its results of operations are consolidated from the second quarter of this fiscal year, while its results of operations for the first quarter of this fiscal year are accounted for under the equity method as the date of the additional acquisition of shares is deemed to be the beginning of the second quarter of this fiscal year.

(2)     Number of consolidated subsidiaries after changes:

12 companies

2 Changes in application of the equity method

(1)     Changes in affiliates accounted for under the equity method

Investments in Maritima Seguros S.A. and Maritima Saude Seguros S.A. are accounted for under the equity method from the second quarter of this fiscal year as they became affiliates through the acquisition of shares.

(2)     Number of affiliates accounted for under the equity method after changes:

6 companies

[Adoption of accounting methods used specifically for the quarterly consolidated financial statements]

Nine months ended December 31, 2009 (April 1 to December 31, 2009)
Calculation of income taxes	Income taxes are calculated by applying a reasonably estimated effective tax rate to income before income taxes. The estimated effective tax rate is determined by estimating the effective tax rate after applying deferred tax accounting for the fiscal year, including the third quarter of this fiscal year. When it is remarkably unreasonable to adopt this accounting method, income taxes are calculated by the statutory effective tax rate.

[Notes to the quarterly consolidated financial statements]

(Notes to the quarterly consolidated balance sheets)

As of December 31, 2009	As of March 31, 2009
*1 Accumulated depreciation of tangible fixed assets amounts to 240,661 million yen.	*1 Accumulated depreciation of tangible fixed assets amounts to 236,040 million yen.

(Notes to the quarterly consolidated statements of income)

Nine months ended December 31, 2008 (April 1 to December 31, 2008)		Nine months ended December 31, 2009 (April 1 to December 31, 2009)
*1 Major components of operating expenses		*1 Major components of operating expenses
Agency commissions, etc.	177,059 million yen	Agency commissions, etc.	176,810 million yen
Salaries	108,409 million yen	Salaries	108,340 million yen

Operating expenses represent the sum of loss adjustment expenses, net commissions and brokerage fees and operating, general and administrative expenses included in the quarterly consolidated statement of income.

Operating expenses represent the sum of loss adjustment expenses, net commissions and brokerage fees and operating, general and administrative expenses included in the quarterly consolidated statement of income.

*2     The components of others in extraordinary gains are 481 million yen of gains on sales of fixed assets of Sompo Japan and its consolidated subsidiaries and 131 million yen of gains on changes in interests in the consolidated subsidiaries.

*2 The major component of others in extraordinary gains is 15,013 million yen of gains on contribution to an employee retirement benefits trust of Sompo Japan.

*3 The major component of others in extraordinary losses is 539 million yen of losses on sales of fixed assets of Sompo Japan and its consolidated subsidiaries.		*3 The component of others in extraordinary losses is 645 million yen of losses on sales of fixed assets of Sompo Japan and its consolidated subsidiaries.

(Notes to the quarterly consolidated statements of cash flows)

Nine months ended December 31, 2008 (April 1 to December 31, 2008)			Nine months ended December 31, 2009 (April 1 to December 31, 2009)
*1 Reconciliation of cash and cash equivalents to the line items disclosed in the quarterly consolidated balance sheet as of December 31, 2008			*1 Reconciliation of cash and cash equivalents to the line items disclosed in the quarterly consolidated balance sheet as of December 31, 2009

Cash and deposits	150,611	million yen	Cash and deposits	116,210	million yen
Call loans	68,400	million yen	Call loans	66,400	million yen
Receivables under resale agreements	70,451	million yen	Receivables under resale agreements	89,981	million yen
Monetary receivables bought	44,051	million yen	Securities	4,457,369	million yen
Securities	4,211,042	million yen	Time deposit with an original maturity of more than 3 months	(34,125)	million yen
Time deposit with an original maturity of more than 3 months	(16,945)	million yen	Securities other than cash equivalents	(4,451,520)	million yen

Monetary receivables bought other than cash equivalents	(44,051)	million yen	Cash and cash equivalents	244,315	million yen
Securities other than cash equivalents	(4,207,352)	million yen

Cash and cash equivalents	276,207	million yen
2 Cash flows from investing activities include cash flows from investment activities conducted as a part of insurance business.			2 Cash flows from investing activities include cash flows from investment activities conducted as a part of insurance business.

(Shareholders’ Equity)

As of December 31, 2009 and the nine months ended December 31, 2009 (April 1 to December 31, 2009)

1	Type and number of shares outstanding:

Common stock: 987,733 thousand shares

2	Type and number of treasury stock:

Common stock: 3,109 thousand shares

3	Stock acquisition rights as of December 31, 2009:

Stock acquisition rights for stock option: 1,302 million yen (Sompo Japan 1,302 million yen)

4	Dividends

(1) Dividends paid

Resolution	Type of share	Total amount of dividend	Dividend per share	Date of record	Effective date	Source of dividend
General meeting of stockholders held on June 25, 2009	Common stock	19,690 million yen	20 yen	March 31, 2009	June 26, 2009	Retained earnings

(2) Of dividends with record date within the nine months ended December 31, 2009, dividends with the effective date after December 31, 2009

None.

(Segment Information)

[Segment information by lines of business]

Nine months ended December 31, 2008 (April 1 to December 31, 2008)

					(Millions of yen)

	Property and casualty	Life	Total	Elimination	Consolidated
Ordinary income
(1) Ordinary income from transactions with external customers	1,243,004	104,076	1,347,080	—	1,347,080
(2) Ordinary income arising from internal segment	2,199	10	2,210	2,210	—

Total	1,245,203	104,087	1,349,291	2,210	1,347,080

Ordinary profit (loss)	(7,476)	4,262	(3,213)	—	(3,213)

Notes)

1	The segments are classified based on the conditions of operation of Sompo Japan and its consolidated subsidiaries.
2	Major operations of each segment are as follows:
(1)	Property and casualty: Underwriting of property and casualty insurance and related investment activities
(2)	Life: Underwriting of life insurance and related investment activities

Nine months ended December 31, 2009 (April 1 to December 31, 2009)

					(Millions of yen)

	Property and casualty	Life	Total	Elimination	Consolidated
Ordinary income
(1) Ordinary income from transactions with external customers	1,275,387	77,651	1,353,038	—	1,353,038
(2) Ordinary income arising from internal segment	1,242	12	1,255	1,255	—

Total	1,276,629	77,664	1,354,294	1,255	1,353,038

Ordinary profit (loss)	27,996	(1,608)	26,387	—	26,387

Notes)

1	The segments are classified based on the conditions of operation of Sompo Japan and its consolidated subsidiaries.
2	Major operations of each segment are as follows:
(1)	Property and casualty: Underwriting of property and casualty insurance and related investment activities
(2)	Life: Underwriting of life insurance and related investment activities

[Segment information by geographic area]

Nine months ended December 31, 2008 (April 1 to December 31, 2008)

Geographic segment information is omitted because the “business in Japan” constitutes more than 90 percent of the total amount of the ordinary income of all segments.

Nine months ended December 31, 2009 (April 1 to December 31, 2009)

Geographic segment information is omitted because the “business in Japan” constitutes more than 90 percent of the total amount of the ordinary income of all segments.

[Overseas sales]

Nine months ended December 31, 2008 (April 1 to December 31, 2008)

Information on overseas sales is omitted because the overseas ordinary income constitutes less than 10 percent of the consolidated ordinary income.

Nine months ended December 31, 2009 (April 1 to December 31, 2009)

Information on overseas sales is omitted because the overseas ordinary income constitutes less than 10 percent of the consolidated ordinary income.

(Securities)

1	Bonds held to maturity (which have readily determinable fair value)

						(Millions of yen)

	As of December 31, 2009			As of March 31, 2009
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Domestic bonds	761,593	784,047	22,453	737,681	755,445	17,764
Foreign securities	100,774	100,620	(153)	96,266	92,599	(3,666)

Total	862,367	884,667	22,299	833,948	848,045	14,097

2	Securities available for sale (which have readily determinable fair value)

						(Millions of yen)

	As of December 31, 2009			As of March 31, 2009
	Cost	Carrying amount on balance sheet	Unrealized gains (losses)	Cost	Carrying amount on balance sheet	Unrealized gains (losses)
Domestic bonds	1,605,292	1,646,939	41,646	1,522,020	1,548,938	26,917
Domestic stocks	504,231	1,029,550	525,318	532,137	871,127	338,990
Foreign securities	721,625	705,061	(16,563)	695,264	654,768	(40,495)
Others	76,804	80,569	3,764	79,708	79,991	282

Total	2,907,953	3,462,120	554,166	2,829,131	3,154,825	325,694

Notes)

As of December 31, 2009	As of March 31, 2009
1 Beneficial interests in the loan trusts, which are classified as monetary receivables bought in the quarterly consolidated balance sheet, are included in “Others” above.	1 Beneficial interests in the loan trusts, which are classified as monetary receivables bought in the consolidated balance sheet, are included in “Others” above.

2        Impairment losses on securities available for sale amount to 7,168 million yen. Of this amount, impairment losses on beneficial interests in the loan trusts, which are classified as other investment expenses in the quarterly consolidated statement of income, amount to 29 million yen.

          Sompo Japan and its domestic consolidated subsidiaries recognize impairment losses on securities available for sale if fair value is declined by 30% or more of their cost at the end of the third quarter.

2        Impairment losses on securities available for sale amount to 71,487 million yen.

          Sompo Japan and its domestic consolidated subsidiaries recognize impairment losses on securities available for sale if fair value is declined by 30% or more of their cost at the end of the fiscal year.

(Money trusts)

1	Money trusts held to maturity

None.

2	Money trusts classified as other than trading purposes or held to maturity

	(Millions of yen)

	As of December 31, 2009			As of March 31, 2009
	Cost	Carrying amount on balance sheet	Unrealized gains (losses)	Cost	Carrying amount on balance sheet	Unrealized gains (losses)
Money trusts	9,161	9,244	83	11,708	9,715	(1,992)

Notes)

As of December 31, 2009	As of March 31, 2009
Impairment losses on securities in money trusts classified as other than trading purposes or held to maturity are not recognized.	Impairment losses on securities in money trusts classified as other than trading purposes or held to maturity amount to 202 million yen.

Sompo Japan and its domestic consolidated subsidiaries recognize impairment losses on money trusts classified as other than trading purposes or held to maturity if the fair value of the underlying securities is declined by 30% or more of their cost at the end of the third quarter.	Sompo Japan and its domestic consolidated subsidiaries recognize impairment losses on money trusts classified as other than trading purposes or held to maturity if the fair value of underlying securities is declined by 30% or more of their cost at the end of the fiscal year.

(Derivatives)

	(Millions of yen)
		As of December 31, 2009				As of March 31, 2009
Type	Transaction	Notional amount		Fair value	Unrealized gains (losses)	Notional amount		Fair value	Unrealized gains (losses)
Currency derivatives	Forward foreign exchange:
	Short	172,408		176,657	(4,248)	144,452		154,584	(10,131)
	Long	28,253		29,172	919	46,949		48,395	1,445
Equity derivatives	Equity index futures:
	Short	28,504		29,512	(1,008)	—		—	—
Others	Credit derivatives:
	Long	5,000				5,000
		235	*	509	274	235	*	785	550
	Weather derivatives:
	Short	615				308
		16	*	18	(2)	14	*	17	(3)
	Long	217				30
		0	*	6	6	—	*	—	—
	Earthquake derivatives:
	Short	3,450				4,150
		101	*	10	90	129	*	0	129
	Long	3,096				3,726
		307	*	138	(168)	388	*	238	(149)
	Other forward:
	Long	294		306	11	742		765	22

Total					(4,125)				(8,137)

Notes)

1	Derivative transactions to which hedge accounting is applied are excluded.
2	Amounts with an asterisk (*) represent the amount of the option premiums booked in the quarterly consolidated balance sheet or the consolidated balance sheet as of each balance sheet date.

(Per share information)

1 Total net assets per share

As of December 31, 2009		As of March 31, 2009
Total net assets per share	756.75 yen	Total net assets per share	602.30 yen

Note) Calculation of total net assets per share is based on the following figures.

		(Millions of yen)

	As of December 31, 2009	As of March 31, 2009
Total net assets	748,588	594,946
Amount to be deducted from total net assets:	(3,464)	(1,946)
Stock acquisition rights	(1,302)	(984)
Non-controlling interests	(2,161)	(962)
Total net assets attributable to common stocks	745,123	593,000
Number of common stocks used for calculation of total net assets per share	thousand shares 984,623	thousand shares 984,544

2 Net income (loss) per share

Nine months ended December 31, 2008 (April 1 to December 31, 2008)		Nine months ended December 31, 2009 (April 1 to December 31, 2009)
Net income (loss) per share—Basic	(0.60) yen	Net income (loss) per share—Basic	21.73 yen
Net income per share—Diluted	——	Net income per share—Diluted	21.72 yen

Notes)

1	Diluted net income per share for the nine months ended December 31, 2008 is not shown due to basic net loss per share.
2	Calculation of basic net income (loss) per share and diluted net income per share is based on the following figures.

(Millions of yen)

	Nine months ended December 31, 2008	Nine months ended December 31, 2009
	(April 1 to December 31, 2008)	(April 1 to December 31, 2009)
(1) Net income (loss) per share—Basic
Net income (loss)	(594)	21,401
Net income (loss) not attributable to common stockholders	—	—
Net income (loss) attributable to common stocks	(594)	21,401
Average number of common stocks	thousand shares 984,541	thousand shares 984,627
(2) Net income per share—Diluted
Adjustment of net income	——	—
Increase of common stocks	thousand shares ——	thousand shares 707

(Significant subsequent events)

None.

2. Others

(1) Quarterly Consolidated Statements of Income for the third quarter consolidated accounting period

The quarterly consolidated statements of income for the third quarter consolidated accounting period are not reviewed, since Sompo Japan conducts business defined in the provision of Article17-15 Paragraph 2 of the “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.”

		(Millions of yen)

	Three months ended December 31, 2008 (October 1 to December 31, 2008)	Three months ended December 31, 2009 (October 1 to December 31, 2009)

Ordinary income:	485,874	450,678
Underwriting income:	444,481	425,649
Net premiums written	315,224	317,009
Deposits of premiums by policyholders	37,802	32,787
Interest and dividend income on deposits of premiums, etc.	11,187	10,543
Life insurance premiums written	23,000	31,703
Reversal of reserve for outstanding losses and claims	8,671	—
Reversal of underwriting reserves	48,289	32,002
Investment income:	39,841	23,158
Interest and dividend income	28,612	25,226
Investment gains on money trusts	—	135
Investment gains on trading securities	—	11
Realized gains on sales of securities	3,199	8,121
Transfer of interest and dividend income on deposits of premiums, etc.	(11,187)	(10,543)
Other ordinary income	1,551	1,870
Ordinary expenses:	526,153	456,168
Underwriting expenses:	361,756	370,120
Net claims paid	203,487	211,315
Loss adjustment expenses	18,931	20,022
Net commissions and brokerage fees	56,934	59,109
Maturity refunds to policyholders	65,904	64,316
Life insurance claims paid	10,898	11,658
Provision for reserve for outstanding losses and claims	—	3,298
Investment expenses:	92,592	12,096
Investment losses on money trusts	7,859	2
Investment losses on trading securities	268	—
Realized losses on sales of securities	651	2,121
Impairment losses on securities	74,206	2,495
Operating, general and administrative expenses	71,230	70,223
Other ordinary expenses:	572	3,727
Interest paid	14	1,766

Ordinary profit (loss)	(40,278)	(5,489)

Extraordinary gains:	34,853	663
Reversal of price fluctuation reserve	34,666	—
Others	187	663
Extraordinary losses:	171	1,782
Provision for price fluctuation reserve	—	1,432
Others	171	349

Income (loss) before income taxes and non-controlling interests	(5,595)	(6,607)

Income taxes and deferred income taxes	17,797	1,582
Non-controlling interests	(63)	(246)

Net income (loss)	(23,329)	(7,943)

(Segment Information)

[Segment information by lines of business]

Three months ended December 31, 2008 (October 1 to December 31, 2008)

					(Millions of yen)

	Property and casualty	Life	Total	Elimination	Consolidated
Ordinary income
(1) Ordinary income from transactions with external customers	457,554	28,320	485,874	—	485,874
(2) Ordinary income arising from internal segment	844	2	847	847	—

Total	458,399	28,322	486,721	847	485,874

Ordinary profit (loss)	(40,053)	(224)	(40,278)	—	(40,278)

Three months ended December 31, 2009 (October 1 to December 31, 2009)

					(Millions of yen)

	Property and casualty	Life	Total	Elimination	Consolidated
Ordinary income
(1) Ordinary income from transactions with external customers	424,404	26,273	450,678	—	450,678
(2) Ordinary income arising from internal segment	416	2	419	419	—

Total	424,821	26,276	451,098	419	450,678

Ordinary profit (loss)	(4,243)	(1,246)	(5,489)	—	(5,489)

[Segment information by geographic area]

Three months ended December 31, 2008 (October 1 to December 31, 2008)

Geographic segment information is omitted because the “business in Japan” constitutes more than 90 percent of the total amount of the ordinary income of all segments.

Three months ended December 31, 2009 (October 1 to December 31, 2009)

Geographic segment information is omitted because the “business in Japan” constitutes more than 90 percent of the total amount of the ordinary income of all segments.

[Overseas sales]

Three months ended December 31, 2008 (October 1 to December 31, 2008)

Information on overseas sales is omitted because the overseas ordinary income constitutes less than 10 percent of the consolidated ordinary income.

Three months ended December 31, 2009 (October 1 to December 31, 2009)

Information on overseas sales is omitted because the overseas ordinary income constitutes less than 10 percent of the consolidated ordinary income.

(Per share information)

Three months ended December 31, 2008 (October 1 to December 31, 2008)		Three months ended December 31, 2009 (October 1 to December 31, 2009)
Net income (loss) per share—Basic	(23.69) yen	Net income (loss) per share—Basic	(8.06) yen

Notes)

1	Diluted net income per share is not shown due to basic net loss per share.
2	Calculation of basic net income (loss) per share is based on the following figures.

	(Millions of yen)

	Three months ended December 31, 2008 (October 1 to December 31, 2008)	Three months ended December 31, 2009 (October 1 to December 31, 2009)
Net income (loss)	(23,329)	(7,943)
Net income (loss) not attributable to common stockholders	—	—
Net income (loss) attributable to common stocks	(23,329)	(7,943)
Average number of common stocks	thousand shares 984,534	thousand shares 984,622

(2) Others

None.

Part 2: Information on party(ies) providing guaranty to the Reporting Company

(Omitted.)

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the SOMPO JAPAN INSURANCE INC. (“Sompo Japan”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Sompo Japan in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Sompo Japan to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Sompo Japan in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Annual Securities Reports and Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Effects of intensified competition in the non-life insurance business

(3)	Changes to laws and systems

(4)	Risk of natural disasters

(5)	Occurrence of unpredictable damages

(6)	Reinsurance risk

(7)	Overseas business risk

(8)	Life insurance business risk

(9)	Effects of declining stock price

(10)	Effects of fluctuation in exchange rate

(11)	Effects of fluctuation in interest rate

(12)	Liquidity risk

(13)	Effects of decline in creditworthiness of investment and/or loan counterparties

(14)	Credit rating downgrade

(15)	Litigation risk

(16)	Occurrence of personal information leak

(17)	Risk concerning business integration

(18)	Other risks